Contacts:

Lorus Therapeutics Inc.

            Media Contacts:

            US Investor Relations

Bruce Rowlands

Eliza Walsh / Amy Banek

Tim Clemensen

Senior Vice President

Mansfield Communications

Rubenstein Investor Relations

(416) 798-1200 ext. 338

(416) 599-0024 / (212) 370-5045

(212) 843-9337

browlands@lorusthera.com

eliza@mcipr.com/ amy@mcipr.com

tim@rir1.com

LORUS ANNOUNCES VIRULIZIN(R) COMMERCIAL SUPPLY AGREEMENT WITH BIOVECTRA dcl

- Lorus secures commercial scale manufacturing -

TSX:        LOR

AMEX:    LRP

TORONTO, CANADA, November 16, 2004 – Lorus Therapeutics Inc. (Lorus), a biopharmaceutical company specializing in the research, development and commercialization of pharmaceutical products and technologies for the management of cancer, today announced the signing of a commercial supply agreement with Diagnostic Chemicals Limited operating as BioVectra dcl (BioVectra) for the commercial manufacture of Virulizin(R).

Lorus has successfully completed the technology transfer process to BioVectra, which is critical to the commercialization of Virulizin(R).  Moving forward, BioVectra will scale up to commercial batch size by the second quarter of 2005.  The documentation that supports these activities will be of paramount importance during the US Food and Drug Administration’s (FDA) pre-approval inspection of the full-scale manufacturing site.

BioVectra is an FDA-inspected, privately owned, Canadian company located in Charlottetown, PEI.   Its 33,500 square foot cGMP manufacturing facility provides technology-based custom manufacturing to a number of large pharmaceutical and biotechnology companies on a global scale.  BioVectra’s expertise includes preclinical phase I to phase III clinical trial material, active pharmaceutical ingredients, natural product extraction and purification and advanced intermediates.

Virulizin(R) is currently the subject of a fully enrolled global Phase III registration clinical trial for the treatment of advanced pancreatic cancer in combination with gemcitabine.  The clinical trial has enrolled more than 400 patients at over 100 oncology centres around the world.  The clinical trial results are expected during the second half of 2005.  To date, Virulizin(R) has received fast track status, orphan drug status and a special protocol assessment from the FDA.

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“This collaboration represents an excellent fit for BioVectra as Virulizin(R) advances through the regulatory process,” said Dr. Tony Lucas, CEO of BioVectra dcl.  “We look forward to a long and mutually rewarding relationship with Lorus.”

“The signing of this commercial supply agreement with BioVectra is a significant achievement in the commercialization process for Virulizin(R),” said Dr. Jim Wright, CEO of Lorus Therapeutics.  “We are pleased to be aligned with BioVectra, a company with extensive experience supplying product to the pharmaceutical and diagnostic industries.”

For more information on BioVectra, please visit www.BioVectra.com.

About Lorus

Lorus is a biopharmaceutical company focused on the research and development of cancer therapies.  Lorus’ goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination, to successfully manage cancer.  Through its own discovery efforts and an acquisition and in-licensing program, Lorus is building a portfolio of promising anticancer drugs.  Late-stage clinical development and marketing may be done in cooperation with strategic pharmaceutical partners.  Lorus currently has three products in human clinical trials with a pipeline of eight clinical trials in phase II clinical trial programs and one phase III registration clinical trial.  Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR, and on the American Stock Exchange under the symbol LRP. Virulizin(R) is a registered trademark of Lorus Therapeutics Inc.

Forward Looking Statements

Except for historical information, this press release contains forward- looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 , which reflect the Company’s current expectation and assumptions, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated.  These forward-looking statements involve risks and uncertainties, including, but not limited to, changing market conditions, the Company’s ability to obtain patent protection and protect its intellectual property rights, commercialization limitations imposed by intellectual property rights owned or controlled by third parties, intellectual property liability rights and liability claims asserted against the Company, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, product development delays, the Company’s ability to attract and retain business partners and key personnel, future levels of government funding, the Company’s ability to obtain the capital required for research, operations and marketing and other risks detailed from time-to-time in the Company’s ongoing quarterly filings, annual information forms, annual reports and 40-F filings. We undertake no obligation to publicly update or revise any forward -looking statements, whether as a result of new information, future events or otherwise.

Lorus Therapeutics Inc.’s press releases are available through the Company’s Internet site: http://www.lorusthera.com.

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